Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Precision Drilling Corporation (“Precision”) 800, 525 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 1G1

Item 2	Date of Material Change

September 7, 2023

Item 3	News Release

A news release reporting the material change was disseminated through the services of Globe Newswire and filed on SEDAR and EDGAR on September 7, 2023

Item 4	Summary of Material Change

Precision entered into an arrangement agreement (the “Arrangement Agreement”) dated September 7, 2023 to acquire all of the issued and outstanding common shares of CWC Energy Services Corp. (“CWC”) for total consideration of approximately $141 million, comprised of 947,909 Precision shares, valued at approximately $88 million as of September 1, 2023 market close on the TSX, $14 million in cash, plus the assumption of CWC’s outstanding debt.

The full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under Precision’s profile.

Item 5.1

Full Description of Material Change

On September 7, 2023, Precision announced that it had entered into the Arrangement Agreement, pursuant to which Precision agreed to acquire all of the issued and outstanding common shares of CWC for total consideration of approximately $141 million, comprised of 947,909 Precision shares, valued at approximately $88 million as of September 1, 2023 market close on the TSX, $14 million in cash, plus the assumption of CWC’s outstanding debt.

With the transaction, Precision adds to its fleet 62 marketed service rigs in Canada, seven marketed drilling rigs in Canada, and 11 marketed drilling rigs in the U.S., including seven AC triple rigs.

Details of the terms of the transaction are set out in the Arrangement Agreement, which will be filed and available for viewing on SEDAR under each of Precision’s and CWC’s profiles at www.sedar.com.

The transaction is expected to be completed in the fourth quarter of 2023 subject to CWC shareholder approval, Toronto Stock Exchange (“TSX”), court and regulatory approvals, Competition Bureau approval, and the satisfaction of other customary closing conditions.

Item 5.2	Disclosure For Restructuring Transactions

Not applicable.

Item 6	Reliance of Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officers

For more information, please contact: Carey Ford, Chief Financial Officer 713.435.6100
Item 9	Date of Report

September 15, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains certain statements that constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”) including, but not limited to, the proposed acquisition of CWC by Precision pursuant to a plan of arrangement (the “Arrangement”) and the timing for completion of the Arrangement. Forward-looking information and statements typically contains statements with words such as “intend”, “target”, “anticipate”, “plan”, “estimate”, “expect”, “potential”, “could”, “will”, or similar words suggesting future outcomes. These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things: that the transaction will be completed in the timelines and on the terms currently anticipated; that all necessary TSX, court and regulatory approvals will be obtained on the timelines and in the manner currently anticipated; and that the approval of CWC shareholders will be obtained. Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to: TSX, court and regulatory approvals may not be obtained in the timelines or on the terms currently anticipated or at all; CWC shareholder approval may not be obtained; the transaction is subject to a number of closing conditions and no assurance can be given that all such conditions will be met or will be met in the timelines required by the Arrangement Agreement. Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.